THOMASVILLE BANCSHARES, INC.
                                 P.O. BOX 1999
                             THOMASVILLE, GA  31799



                                December 7, 2005


Ms. Michele Gohlke, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Dear Ms. Gohlke:

      Please accept this letter as a follow up to your original letter dated July 25, 2005, and our response letter dated August 30, 2005. On behalf of our Management and our Board of Directors, we welcome and appreciate your comments with respect to the Form 10-KSB filed by our Company, Thomasville Bancshares, Inc. for the year ended December 31, 2004. Your comments will strengthen our compliance with applicable disclosure requirements, as well as enhance the overall disclosures in our filings.

      The following information is provided to further clarify our response
1) and 3) in our letter dated August 30, 2005:

1.  Loans, Interest, and Fee Income on Loans, Page 8
    ------------------------------------------------

      It has not been the practice of our Bank to charge loan commitment fees; rather we charge a loan origination fee. The loan origination fees are taken into income as they offset the direct cost of initiating the loans. The fee charged is a nominal fee and we have not had a situation where the amount in excess of direct costs was deferred and amortized over the expected life of the loan.


3.  Goodwill and Other Intangibles, Page 11
    ---------------------------------------

      As stated in Note 18, one column represents the subsidiary bank while the other column represents both the money management subsidiary (TNBFS) and the parent company. In future filings, and assuming no additions/reductions in subsidiaries, we will include three columns; (i) Banking, including enhanced product lines; (ii) TNBFS, money management services, and (iii) Other, which will include the Parent Company. Had we presented the segments based on the above three-column format, TNBFS (the money management segment) would have reported net income of $70,813 and $105,889 for 2004 and 2003, respectively. The Parent Company's losses from operations (not including pass-through dividends of $675,363 and $649,601 for 2004 and 2003, respectively) were $248,385 (we inadvertently reported this number as $284,385 in our letter dated
--------  ---------------------------------------------------------------------
August 30, 2005) and $231,750 for 2004 and 2003, respectively.
---------------

      We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We trust that we have fully responded to your comments. However, if additional information or clarification are required, please do not hesitate to contact me at (229) 226-3300.

                                          Sincerely,

                                          /s/Stephen H. Cheney

                                          Stephen H. Cheney, CEO